Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements (Unaudited)

June 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate statement of financial position as of June 30, 2012, the separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2012 and 2011, the separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The statement of financial position of the Company as of December 31, 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 20, 2012, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 28, 2012

This report is effective as of August 28, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of June 30, 2012 and December 31, 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Assets
Cash and due from banks	5, 28	(Won)	203,231	2,220,171
Trading assets	6		82,020	1,856,712
Loans	7, 28		1,304,631	1,104,678
Property and equipment	8		1,139	1,363
Intangible assets	9		7,677	7,974
Investments in subsidiaries	10		25,166,004	25,050,002
Deferred tax assets	25		1,468	302
Other assets	11, 28		330,708	603,048

Total assets		(Won)	27,096,878	30,844,250

Liabilities
Borrowings	12		5,000	5,000
Debt securities issued	13		6,935,956	7,034,393
Liability for defined benefit obligations	14		2,521	2,061
Other liabilities	15,28		365,170	4,371,989

Total liabilities			7,308,647	11,413,443

Equity	16
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	238,582
Capital surplus			9,494,842	9,494,842
Retained earnings			7,110,893	7,052,330

Total equity			19,788,231	19,430,807

Total liabilities and equity		(Won)	27,096,878	30,844,250

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2012 and 2011

(Unaudited)

(In millions of won, except earnings per share data)		2012			2011
	Note	Three-month period		Six-month period	Three-month period	Six-month period

Interest income	28	(Won)	14,604	33,449	27,368	49,367
Interest expense			(82,963)	(175,424)	(92,904)	(181,934)

Net interest expense	17		(68,359)	(141,975)	(65,536)	(132,567)

Fees and commission income	28		26,841	57,141	30,304	60,606
Fees and commission expense			(28)	(78)	(43)	(234)

Net fees and commission income	18		26,813	57,063	30,261	60,372

Dividend income	19		105,215	800,223	93,223	1,187,470
Net trading income	20		2,354	6,729	15,472	21,952
Net foreign currency transaction gain (loss)			—	—	(608)	9,822
Reversal of (provision for) credit losses	21,28		26	363	(215)	(66)
General and administrative expenses	22		(12,007)	(27,254)	(22,542)	(33,486)
Net other operating income (expenses)	24,28		522	464	(1,175)	(9,741)

Income before income taxes			54,564	695,613	48,880	1,103,756

Income tax expense (benefit)	25		(391)	(1,166)	2,474	7,694

Net income for the period			54,955	696,779	46,406	1,096,062

Other comprehensive income for the period, net of income tax	16
Cash flow hedges			—	—	373	1,677
Income tax effect			—	—	(90)	(407)

			—	—	283	1,270

Total comprehensive income for the period		(Won)	54,955	696,779	46,689	1,097,332

Basic earnings (loss) per share in won	16,26	(Won)	72	1,354	(49)	2,045

Diluted earnings (loss) per share in won	16,26	(Won)	72	1,354	(33)	2,011

See accompanying notes to the separate interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2011	(Won)	2,589,553	—	8,444,178	(1,702)	9,720,931	20,752,960
Net income for the period		—	—	—	—	1,096,062	1,096,062
Other comprehensive income, net of income tax
Cash flow hedges		—	—	—	1,270	—	1,270

Total comprehensive income for the period		—	—	—	1,270	1,096,062	1,097,332
Transactions with owners
Dividends		—	—	—	—	(586,236)	(586,236)
Issuance of preferred stock		55,500	—	1,050,664	—	—	1,106,164

Balance at June 30, 2011	(Won)	2,645,053	—	9,494,842	(432)	10,230,757	22,370,220

	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2012	(Won)	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Net income for the period		—	—	—	—	696,779	696,779

Total comprehensive income for the period		—	—	—	—	696,779	696,779
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bond		—	—	—	—	(8,708)	(8,708)
Issuance of hybrid bond		—	298,861	—	—	—	298,861

Balance at June 30, 2012	(Won)	2,645,053	537,443	9,494,842	—	7,110,893	19,788,231

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flows from operating activities
Income before income taxes		(Won)	695,613	1,103,756
Adjustments for:
Interest income			(33,449)	(49,367)
Interest expense			175,424	181,934
Dividend income	19		(800,223)	(1,187,470)
Net trading income	20		(20)	(8,134)
Net foreign currency transaction gain			—	(9,822)
Provision for (reversal of) credit losses	7, 21		(363)	66
Salaries expense (benefit)			973	(3,087)
Depreciation and amortization	8, 9		662	600
Net other operating expenses			—	9,822

			(656,996)	(1,065,458)

Changes in assets and liabilities:
Deposits			2	—
Trading assets			1,774,712	(1,733,000)
Other assets			(3,702)	224,470
Liability for defined benefit obligations			(362)	12
Other liabilities			(5,204)	(230,960)

			1,765,446	(1,739,478)

Income tax paid			—	(2,120)
Interest received			50,868	42,555
Interest paid			(165,858)	(174,656)
Dividend received	19		800,223	1,187,470

Net cash provided by (used in) operating activities			2,489,296	(647,931)

Cash flows from investing activities
Issuance of loan			(400,000)	(650,000)
Collection of loans			200,000	650,000
Acquisition of property and equipment	8		(82)	(158)
Acquisition of intangible assets	9		(59)	(846)
Acquisition of subsidiaries	10		(116,002)	—
(Increase) decrease in other assets			13,000	(2,054)

Net cash used in investing activities			(303,143)	(3,058)

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flow from financing activities
Issuance of preferred stock			—	1,110,000
Issuance of hybrid bond			298,861	—
Repayments of redeemable preferred stock			(3,765,124)	—
Issuance of debt securities issued			500,000	1,560,000
Repayments of debt securities issued			(600,000)	(880,000)
Stock issuance cost paid			—	(3,836)
Debentures issuance cost paid			(1,461)	(5,618)
Dividends paid			(635,727)	(585,494)

Net cash provided by (used in) financing activities			(4,203,451)	1,195,052

Increase (decrease) in cash and cash equivalents			(2,017,298)	544,063

Cash and cash equivalents at beginning of period			2,220,562	609,865

	27
Cash and cash equivalents at end of period	27	(Won)	203,264	1,153,928

See accompanying notes to the separate interim financial statement.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS (No. 1034 Interim Financial Reporting) as part of the period covered by the Company’s K-IFRS annual financial statements

These interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Use of estimates and judgments

The preparation of the separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2011.

3.	Significant accounting policies

The accounting policies applied by the Company in these separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended 31 December 2011.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(a)	Investments in subsidiaries

The accompanying separate interim financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Consolidated and Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No. 1027. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents. However, redeemable preferred shares, for which the period from the acquisition to redemption is short, are classified as cash and cash equivalents.

(c)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(d)	Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

(f)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(h)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

(i)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(k)	Capital stock

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Company classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(l)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

iii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(m)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividend

Dividend income is recognized when the right to receive income is authorized.

(p)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(q)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them.

i)	Amendments to K-IFRS No. 1019 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Company’s separate financial statements will be significant.

ii)	K-IFRS No. 1113 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Company’s separate financial statements will not be significant.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models;

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the Company’s board of directors, sets the basic groupwide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

4.	Financial risk management (continued)

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2012 and December 31, 2011 was as follows:

	2012		2011

Due from banks and loans(*1)
Banks	(Won)	203,231	2,220,171
Corporate		1,304,631	1,104,678
Other financial assets(*1)(*2)		330,187	602,225

	(Won)	1,838,049	3,927,074

(*1)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances
(*2)	Comprise of account receivables, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of June 30, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Corporate	Total
Normal due from banks and loans	(Won)	203,267	1,305,000	1,508,267
Less: allowance		(36)	(369)	(405)

	(Won)	203,231	1,304,631	1,507,862

	2011
	Banks		Corporate	Total
Normal due from banks and loans	(Won)	2,220,567	1,105,000	3,325,567
Less: allowance		(396)	(322)	(718)

	(Won)	2,220,171	1,104,678	3,324,849

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of June 30, 2012 and December 31, 2011 were as follows;

	2012
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	203,267	—	—	—	—	203,267
Loans		5,901	13,739	14,640	78,455	1,406,031	1,518,766
Trading assets		82,020	—	—	—	—	82,020
Other financial assets		8,104	122,984	122,796	38,113	31,905	323,902

		299,292	136,723	137,436	116,568	1,437,936	2,127,955

Liabilities
Borrowings		—	5,000	—	—	—	5,000
Debt securities issued		26,100	253,485	466,894	841,461	6,146,536	7,734,476
Other financial liabilities		17,771	6,912	5,367	2,512	24,873	57,435

		43,871	265,397	472,261	843,973	6,171,409	7,796,911

	(Won)	255,421	(128,674)	(334,825)	(727,405)	(4,733,473)	(5,668,956)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	2,220,567	—	—	—	—	2,220,567
Loans		106,284	57,148	61,336	21,185	1,019,719	1,265,672
Trading assets		1,856,712	—	—	—	—	1,856,712
Other financial assets		44,278	69	522,773	123	28,926	596,169

		4,227,841	57,217	584,109	21,308	1,048,645	5,939,120

Liabilities
Borrowings		—	—	—	5,000	—	5,000
Debt securities issued		126,107	156,637	480,142	692,134	6,452,742	7,907,762
Other financial liabilities		3,787,871	4,653	203	124	19,572	3,812,423

		3,913,978	161,290	480,345	697,258	6,472,314	11,725,185

	(Won)	313,863	(104,073)	103,764	(675,950)	(5,423,669)	(5,786,065)

(d)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using the quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.

i)	The financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of June 30, 2012 and December 31, 2011 were as follows:

	2012			2011
	Book value		Fair value	Book value	Fair value
Assets
Loans (corporate)	(Won)	1,304,631	1,383,389	1,104,678	1,107,097
Liabilities
Debt securities issued in won	(Won)	6,935,956	7,071,996	7,034,393	7,164,988

(*)	The carrying amount for cash and due from banks, borrowings, other financial assets and liabilities is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at the fair value

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of June 30, 2012 and December 31, 2011 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2012
	Level 1		Level 2	Level 3	Total
Trading assets	(Won)	—	82,020	—	82,020

	2011
	Level 1		Level 2	Level 3	Total
Trading assets	(Won)	—	1,856,712	—	1,856,712

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

i)	Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Company’s valuation methodologies, which are described in Note (3).

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2012 and December 31, 2011 are as follows:

	2012
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets :
Cash and due from banks	(Won)	—	203,231	—
Trading assets		82,020	—	—
Loans		—	1,304,631	—
Other		—	330,187	—

		82,020	1,838,049	—

Liabilities :
Borrowings		—	—	5,000
Debt securities issued		—	—	6,935,956
Other		—	—	89,001

	(Won)	—	—	7,029,957

	2011
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets :
Cash and due from banks	(Won)	—	2,220,171	—
Trading assets		1,856,712	—	—
Loans		—	1,104,678	—
Other		—	602,225	—

		1,856,712	3,927,074	—

Liabilities :
Borrowings		—	—	5,000
Debt securities issued		—	—	7,034,393
Other		—	—	3,846,330

	(Won)	—	—	10,885,723

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Comprehensive income by categories of financial instruments for the six-month periods ended June 30, 2012 and 2011 is as follows:

	2012
	Net profit or loss					Other comprehensive income
	Interest income / expense(*)		Impairment	Other	Total
Loans	(Won)	33,449	363	—	33,812	—
Trading assets		—	—	6,729	6,729	—
Financial liabilities measured at amortized cost	(Won)	(175,424)	—	—	(175,424)	—

	2011
	Net profit or loss					Other comprehensive income
	Interest income / expense(*)		Impairment	Other	Total
Loans	(Won)	49,367	(66)	—	49,301	—
Trading assets		—	—	21,952	21,952	—
Derivative assets		—	—	(9,822)	(9,822)	1,270
Financial liabilities measured at amortized cost	(Won)	(181,934)	—	9,822	(172,112)	—

(*)	Calculated by using the effective interest method

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Capital risk management

The Company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

As of June 30, 2012, the Company met the regulatory capital ratio above 8%.

5.	Cash and due from banks

(a)	Cash and due from banks as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Due from banks in won
Deposits	(Won)	200,000	1,870,000
Other financial institution deposits		3,267	350,567

		203,267	2,220,567
Allowance		(36)	(396)

	(Won)	203,231	2,220,171

(b)	Restricted guaranteed deposits on bank accounts as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Other financial institution deposits	(Won)	3	5

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

6.	Trading assets

Trading assets as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Beneficiary certificates	(Won)	82,020	1,856,712

7.	Loans

(a)	Loans as of June 30, 2012 and December 31, 2011 consisted of the following:

	2012		2011

Loans	(Won)	1,305,000	1,105,000
Less: allowance		(369)	(322)

	(Won)	1,304,631	1,104,678

(b)	Changes in allowance for credit loss for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Loans		Other(*)	Total
Beginning balance	(Won)	322	506	828
Provision for (reversal of) credit losses		47	(410)	(363)

Ending balance	(Won)	369	96	465

	2011
	Loans		Other(*)	Total
Beginning balance	(Won)	385	340	725
Provision for (reversal of) credit losses		(63)	166	103

Ending balance	(Won)	322	506	828

(*)	Includes allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

8.	Property and equipment

(a)	Property and equipment as of June 30, 2012 and December 31, 2011 were as follows:

	2012
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	(Won)	2,248	(1,713)	535
Other tangible assets		3,867	(3,263)	604

	(Won)	6,115	(4,976)	1,139

	2011
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	(Won)	2,166	(1,617)	549
Other tangible assets		3,867	(3,053)	814

	(Won)	6,033	(4,670)	1,363

(b)	Changes in property and equipment for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Furniture and fixtures		Other	Total
Beginning balance	(Won)	549	814	1,363
Acquisition		82	—	82
Depreciation		(96)	(210)	(306)

Ending balance	(Won)	535	604	1,139

	2011
	Furniture and fixtures		Other	Total
Beginning balance	(Won)	578	1,073	1,651
Acquisition		158	172	330
Disposals		(6)	(15)	(21)
Depreciation		(181)	(416)	(597)

Ending balance	(Won)	549	814	1,363

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

9.	Intangible assets

(a)	Intangible assets as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Software	(Won)	1,702	1,999
Other		5,975	5,975

	(Won)	7,677	7,974

(b)	Changes in intangible assets for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Beginning balance		Acquisition	Depreciation	Impairment	Ending Balance
Membership	(Won)	5,975	—	—	—	5,975
Software		1,999	59	(356)	—	1,702

	(Won)	7,974	59	(356)	—	7,677

	2011
	Beginning balance		Acquisition (*1)	Depreciation	Impairment (*2)	Ending Balance
Membership	(Won)	5,312	1,053	—	(390)	5,975
Software		1,822	831	(654)	—	1,999

	(Won)	7,134	1,884	(654)	(390)	7,974

(*1)	(Won)504 million was transferred from prepaid expense.
(*2)	The Company recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

10.	Investments in subsidiaries

Investments in subsidiaries as of June 30, 2012 and December 31, 2011 were as follows;

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card	”	”
Shinhan Investment	”	March 31
Shinhan Life Insurance	”	”
Shinhan Capital	”	December 31
Jeju Bank	”	”
Shinhan BNP Paribas AMC	”	March 31
Shinhan Private Equity Investment Management	”	”
Shinhan Credit Information	”	December 31
SHC Management	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	June 30

	2012			2011
Investees	Ownership percentage (%)	Book value		Ownership percentage (%)	Book value
Shinhan Bank	100.0	(Won)	13,617,579	100.0	(Won)	13,617,579
Shinhan Card	100.0		7,919,672	100.0		7,919,672
Shinhan Investment	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance	100.0		982,775	100.0		982,775
Shinhan Capital	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas AMC	65.0		91,565	65.0		91,565
Shinhan Private Equity Investment Management	100.0		14,783	100.0		14,783
Shinhan Credit Information	100.0		15,385	100.0		15,385
SHC Management	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank.	100.0		120,002	100.0		4,000

		(Won)	25,166,004		(Won)	25,050,002

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

11.	Other assets

Other assets as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Guarantee deposits	(Won)	12,474	25,474
Accounts receivable (Note 23)		311,352	557,081
Accrued income		6,735	20,399
Advance payments		509	811
Sundry assets		12	12

		331,082	603,777

Allowance for credit loss		(60)	(110)
Present value discounts		(314)	(619)

	(Won)	330,708	603,048

12.	Borrowings

Borrowings as of June 30, 2012 and December 31, 2011 consisted of the following:

	2012			2011
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won (CP)	4.03%	(Won)	5,000	4.03%	(Won)	5,000

13.	Debt securities issued

Debt securities issued as of June 30, 2012 and December 31, 2011 were as follows:

	2012			2011
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	3.71% ~ 8.11%	(Won)	6,950,000	3.71~8.11%	(Won)	7,050,000
Discount on debentures			(14,044)			(15,607)

			6,935,956			7,034,393

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

14.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Present value of defined benefit obligation	(Won)	7,978	7,724
Fair value of plan assets		(5,457)	(5,663)

Recognized liabilities for defined benefit obligation	(Won)	2,521	2,061

(b)	Changes in the present value of defined benefit obligation for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	7,724	5,220
Current service costs		749	1,347
Interest expense		190	302
Actuarial gains		—	1,287
Benefits paid by the plan		(1,288)	(1,255)
Succession		603	823

Ending balance	(Won)	7,978	7,724

(c)	Changes in the present value of plan assets for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	(Won)	5,663	4,130
Expected return		117	153
Actuarial losses		—	6
Contributions paid into the plan		—	1,667
Benefits paid by the plan		(323)	(293)

Ending balance	(Won)	5,457	5,663

(d)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	(Won)	374	749	299	597
Interest expense		95	190	75	151
Expected return on plan assets		(58)	(117)	(39)	(77)

	(Won)	411	822	335	671

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

14.	Employee benefits (continued)

(e)	Plan assets as of June 30, 2012 and December 31, 2011 were wholly comprised of the deposits.

(f)	Actuarial assumptions as of June 30, 2012 were as follows;

	2012	Description
Discount rate	5.05%	AA corporate bond yields
Expected return on plan assets	4.14%	Weighted average yield for the past
Future salary increasing rate	2.14% + Upgrade rate	Average for 5 years

15.	Other liabilities

Other liabilities as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Accounts payable (*)	(Won)	11,738	3,759,869
Accrued expense (Note 23)		68,581	80,269
Income taxes payable		273,471	522,752
Dividends payable		8,682	6,192
Unearned income		22	125
Taxes withheld		2,676	2,782

	(Won)	365,170	4,371,989

(*)	Included (Won)3,756,340 million of accounts payable related to redeemable preferred stock that was settled during 2012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

16.	Equity

(a)	Equity as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Capital stock
Common stock	(Won)	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	238,582

Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Retained earnings
Legal reserve(*)		1,557,916	1,390,625
Regulatory reserve for loan loss		8,667	—
Unappropriated retained earnings		5,544,310	5,661,705

		7,110,893	7,052,330

	(Won)	19,788,231	19,430,807

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares

(b)	Capital stock

i)	Capital stock of the Company as of June 30, 2012 and December 31, 2011 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	(Won)	5,000
Number of issued common stocks outstanding:
As of June 30, 2012 and December 31, 2011		474,199,587
Number of issued preferred stocks outstanding:
As of June 30, 2012		11,100,000
As of December 31, 2011		54,811,000

The certain redeemable preferred stocks were redeemed as of June 30, 2012. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

16.	Equity (continued)

ii)	As of December 31, 2011, preferred stocks issued by the Company were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issue price
(*2)	The Company maintains the right to redeem Series 12 redeemable preferred stocks in part or in its entirety within the redeemable year. If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity instrument as of June 30, 2012 and December 31, 2011 is as follows:

				Amount
		Issue date	Maturity date	2012	2011	Interest rate (%)
Hybrid bond	(Won)	October 24, 2011	October 24, 2041	238,582	238,582	5.8%
		May 22, 2012	May 22, 2042	298,861	—	5.3%

				537,443	238,582

The above hybrid bonds can be repaid early after 5 years from date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

(d)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Regulatory reserve for loan loss as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Appropriated regulatory reserve for loan loss	(Won)	18,687	—
Unappropriated Regulatory reserve for loan loss		(10,020)	18,687

	(Won)	8,667	18,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

16.	Equity (continued)

ii)	Income and earnings per share after adjusted for regulatory reserve for loan loss for the six-month periods ended June 30, 2012 and 2011 were as follows:

	2012		2011
Income for the period	(Won)	696,779	1,096,062
Reversal of regulatory reserve for loan loss		10,020	(2,801)

Income adjusted for regulatory reserve	(Won)	706,799	1,093,261

Basic earnings per share adjusted for regulatory reserve in won	(Won)	1,375	2,039

Diluted earnings per share adjusted for regulatory reserve in won	(Won)	1,375	2,006

(e)	Dividends

Dividends for the six-month period ended June 30, 2012 were declared to be paid by the Company:

	2012
Common Stock ((Won)750 per share)	(Won)	355,650
Preferred Stock		273,858

	(Won)	629,508

17.	Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income
Cash and due from banks	(Won)	166	5,316	6,183	6,621
Loans		14,285	27,828	21,030	42,444
Others		153	305	155	302

		14,604	33,449	27,368	49,367

Interest expense
Borrowings in won		50	100	45	89
Debentures in won		82,913	166,539	90,198	176,578
Debentures in foreign currency		—	—	2,661	5,267
Others		—	8,785	—	—

		82,963	175,424	92,904	181,934

Net interest income	(Won)	(68,359)	(141,975)	(65,536)	(132,567)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

18.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income
Royalty	(Won)	26,841	57,141	30,304	60,606
Fees and commission expense
Other		28	78	43	234

Net fees and commission income	(Won)	26,813	57,063	30,261	60,372

19.	Dividend income

Dividend income for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Dividend income from subsidiaries	(Won)	105,215	800,223	93,223	1,187,470

20.	Net trading income

Net trading income for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Securities
Gain (loss) on valuation	(Won)	(106)	20	4,477	8,134
Gain on sale		2,460	6,709	10,995	13,818

	(Won)	2,354	6,729	15,472	21,952

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

21.	Reversal of (Provision for) credit losses

Reversal of (provision for) credit losses for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period

Reversal of (provision for) credit losses on loans	(Won)	26	363	(215)	(66)

22.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries
Salaries expense and bonuses	(Won)	4,188	11,583	4,238	5,057
Severance benefits		411	822	335	671

		4,599	12,405	4,573	5,728

Other employee benefits		570	1,329	501	1,197
Rent		537	1,097	633	1,219
Entertainment		371	789	385	755
Depreciation		151	306	152	297
Amortization		179	356	158	303
Taxes and dues		145	354	131	346
Advertising		2,545	5,206	8,243	11,491
Other		2,910	5,412	7,766	12,150

	(Won)	12,007	27,254	22,542	33,486

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won, except per share data)

23.	Share-based payments

(a)	Stock options granted as of June 30, 2012 were as follows:

	4th grant(**)		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	(Won)	28,006	(Won)	38,829	(Won)	54,560	(Won)	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2012		666,892		2,035,136		1,025,856		619,778
Exercised or canceled		(564,503)		(20,630)		—		—

Balance at June 30, 2012(*)		102,389		2,014,506		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		—		3.26%		3.26%		3.25%
Expected exercise period		—		5 months		11 months		17 months
Expected stock price volatility		—		20.19%		34.58%		32.06%
Expected dividend yield		—		1.82%		1.82%		1.61%
Fair value per share	(Won)	11,694	(Won)	2,464	(Won)	1,320	(Won)	3,097

(*)	The equity instruments granted are wholly vested as of June 30, 2012. The weighted average share price for 3,762,529 stock options outstanding at June 30, 2012 is (Won)44,508.
(**)	As of June 30, 2012, the remaining stock options cannot be exercised due to the lawsuit.

(b)	Performance shares granted as of June 30, 2012 were as follows:

Type	Cash-settled
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at June 30, 2012	552,370
Fair value per share in won	(Won)39,700

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

23.	Share-based payments (continued)

(c)	Share-based compensation costs

Share-based compensation costs for the six-month periods ended June 30, 2012 and 2011 were as follows:

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries(*)	Total
Stock options granted:
4th	(Won)	438	1,893	2,331
5th		(808)	(4,540)	(5,348)
6th		(41)	(291)	(332)
7th		(21)	(113)	(134)
Performance share		584	3,979	4,563

	(Won)	152	928	1,080

(*)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of June 30, 2012 and December 31, 2011, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of (Won)27,540 million and (Won)34,070 million, respectively.

	2011
	Employee of
	Shinhan Financial Group(*)		Subsidiaries	Total
Stock options granted:
4th	(Won)	(810)	(2,786)	(3,596)
5th		(1,200)	(4,729)	(5,929)
6th		(668)	(1,927)	(2,595)
7th		(1,116)	(3,077)	(4,193)
Performance share		36	5,056	5,092

	(Won)	(3,758)	(7,463)	(11,221)

(*)	Includes (Won)1,474 million of reversal of share-based compensation costs.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

23.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of June 30, 2012 and December 31, 2011 were as follows:

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	(Won)	105	1,093	1,198
5th		749	4,215	4,964
6th		168	1,186	1,354
7th		305	1,614	1,919
Performance share		2,498	19,432	21,930

	(Won)	3,825	27,540	31,365

(*)	As of June 30, 2012 the intrinsic value of share-based payments is (Won)24,881 million based on the quoted market price (Won)39,700 per share for stock options and performance shares.

	2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	(Won)	1,299	6,565	7,864
5th		1,562	8,848	10,410
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	(Won)	5,311	34,070	39,381

(*)	As of December 31, 2011 the intrinsic value of share-based payments is (Won)27,073 million based on the quoted market price (Won)39,750 per share for stock options and performance shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

24.	Other operating income and expense

Other operating income and expense for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows;

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Other operating income	(Won)	679	682	336	353
Other operating expense:
Loss on valuation of derivatives		—	—	1,304	9,822
Other		157	218	207	272

		157	218	1,511	10,094

	(Won)	522	464	(1,175)	(9,741)

25.	Income taxes

(a)	Income tax expense (benefit) for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax	(Won)	—	—	2,324	2,324
Origination and reversal of temporary differences		(391)	(1,166)	60	5,777
Income tax expense reflected directly in equity		—	—	90	(407)

Income tax expense (benefit)	(Won)	(391)	(1,166)	2,474	7,694

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the six-month periods ended June 30, 2012 and 2011 was as follows:

	2012		2011
Income before income tax	(Won)	695,613	1,103,756
Income taxes at statutory tax rates		168,903	267,109
Adjustment:
Non-taxable income		(167,708)	(265,250)
Non-deductible expense		180	167
Other		(2,541)	5,668

Income tax expense (benefit)	(Won)	(1,166)	7,694

Effective income tax rate		(0.17)%	0.70%

(c)	Deferred tax assets and liabilities that were directly charged or credited to equity for the six-month periods ended June 30, 2012 and 2011 were as follows:

	2012		2011
Loss on cash flow hedge	(Won)	—	(407)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

26.	Earning per Share

(a)	Basic earnings per share

Basic earnings per share for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Net income for the period	(Won)	54,955	696,779	46,406	1,096,062
Less: dividends on preferred stock		20,707	54,755	69,537	126,394

Net income (loss) available for common stock		34,248	642,024	(23,131)	969,668
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Earnings (loss) per share in won	(Won)	72	1,354	(49)	2,045

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Ordinary income available for common stock	(Won)	34,248	642,024	(23,131)	969,668
Add: dividends on redeemable convertible preferred stock		—	—	6,895	13,714

Diluted net earnings		34,248	642,024	(16,236)	983,382
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		474,199,587	474,199,587	488,920,587	488,920,587

Diluted earnings per share in won	(Won)	72	1,354	(33)	2,011

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

26.	Earning per Share (continued)

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012		2011
	Three-month period	Six-month period	Three-month period	Six-month period
Weighted average number of common shares	474,199,587	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	—	—	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	474,199,587	474,199,587	488,920,587	488,920,587

27.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of June 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Due from banks with a short maturity of three months or less from date of acquisition	(Won)	203,264	2,220,562

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

28.	Related party transactions

(a)	Details of transactions

Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

Related party	Account	2012			2011
		Three-month period		Six-month period	Three-month period	Six-month period
Revenue:
Shinhan Bank	Interest income	(Won)	347	5,621	6,300	6,885
”	Fees and commission income		19,498	38,396	20,891	41,787
”	Dividend income		—	390,000	—	478,033
”	Reversal of credit losses		26	396	—	—
”	Other operating income		—	—	—	8
Shinhan Card	Interest income		7,984	14,723	13,191	27,230
”	Fees and commission income		6,025	10,424	3,693	7,387
”	Dividend income		—	300,009	—	600,018
”	Reversal of credit losses		7	—	32	13
Shinhan Investment	Interest income		1,032	2,219	1,448	2,858
”	Fees and commission income		2,200	4,232	1,578	3,148
”	Dividend income		20,000	20,000	20,000	20,000
”	Reversal of credit losses		—	—	—	183
Shinhan Life Insurance	Fees and commission income		(1,888)	2,371	3,473	6,946
”	Dividend income		65,000	65,000	50,000	50,000
”	Reversal of credit losses		2	—	—	—
Shinhan Capital	Interest income		5,190	10,784	6,384	12,304
”	Fees and commission income		598	956	351	702
”	Dividend income		—	4,999	—	14,996
”	Reversal of credit losses		24	21	—	—
Jeju Bank	Fees and commission income		306	495	171	342
Shinhan Credit Information	Fees and commission income		(4)	27	31	61
”	Dividend income		—	—	—	1,200
Shinhan PE	Interest income		51	102	45	90
”	Fees and commission income		9	13	6	12

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

28.	Related party transactions (continued)

Related party	Account	2012			2011
		Three-month period		Six-month period	Three-month period	Six-month period
Revenue:
Shinhan BNP Paribas AMC	Fees and commission income		98	156	54	109
”	Dividend income		20,215	20,215	23,223	23,223
Shinhan Data System	Fees and commission income		(36)	13	36	73
”	Reversal of credit losses		1	—	—	—
Shinhan Aitas	Fees and commission income		27	50	20	39
Shinhan Savings Bank	Fees and commission income		8	8	—	—

		(Won)	146,720	891,230	150,927	1,297,647

Expense:
Shinhan Bank	General and administrative expenses	(Won)	246	488	190	374
”	Provision for credit losses		—	—	190	218
Shinhan Card	Provision for credit losses		—	20	—	—
Shinhan Investment	Interest expenses		219	456	1,763	2,203
”	General and administrative expenses		41	41	—	—
”	Provision for credit losses		34	34	—	—
Shinhan Life Insurance	Provision for credit losses		—	—	3	4
Shinhan Capital	Provision for credit losses		—	—	54	40
Shinhan Data System	General and administrative expenses		191	367	437	437

		(Won)	731	1,406	2,637	3,276

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

28.	Related party transactions (continued)

(b)	Account balances

Significant balances with the related parties as of June 30, 2012 and December 31, 2011 were as follows:

Creditor	Debtor	Account	2012	2011
<Assets>
Shinhan Financial Group	Shinhan Bank	Cash and due from banks	203,231	2,220,168
”	”	Other assets	184,044	389,536
”	Shinhan Card	Loans	699,875	549,903
”	”	Other assets	115,325	154,117
”	Shinhan Investment	Loans	199,921	99,960
”	”	Other assets	3,530	16,776
”	Shinhan Life Insurance	Other assets	20,243	18,782
”	Shinhan Capital	Loans	399,842	449,822
”	”	Other assets	5,903	10,163
”	Jeju Bank	Other assets	611	476
”	Shinhan Credit Information	Other assets	302	366
”	Shinhan Private Equity Investment Management	Loans	4,993	4,993
”	”	Other assets	53	—
”	Shinhan BNP Paribas AMC	Other assets	16	27
”	SHC Management	Other assets	17	28
”	Shinhan Data System	Other assets	457	273
”	Shinhan Savings Bank	Other assets	—	56

			1,838,363	3,915,446

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2012

(Unaudited)

(In millions of won)

28.	Related party transactions (continued)

Creditor	Debtor	Account	2012	2011
<Liabilities>
Shinhan Card	Shinhan Financial Group	Other liabilities	276	298
Shinhan Investment	”	Other liabilities	9,665	—
Shinhan Credit Information	”	Other liabilities	14	—
Shinhan Private Equity Investment Management	”	Other liabilities	22	328
Shinhan Data System	”	Other liabilities	14	3
Shinhan Savings Bank	”	Other liabilities	663	—

			10,654	629

(c)	Compensation of key management personnel for the three-month and six-month periods ended June 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries	(Won)	1,261	2,537	368	1,644
Severance benefits		47	67	30	50
Share-based payment transactions		134	514	101	481

	(Won)	1,442	3,118	499	2,175